Via Facsimile and U.S. Mail
Mail Stop 6010

April 27, 2009

Kim R. Tsuchimoto
Chief Financial Officer, Secretary and Treasurer
Raptor Pharmaceuticals Corp.
9 Commercial Blvd., Suite 200
Novato, CA 94949

Re: Raptor Pharmaceuticals Corp.
Form 10-K for the Fiscal Year Ended August 31, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008
File Number: 000-50720

Dear Ms. Tsuchimoto:

        We have completed our review of your above Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief